FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of October 2007
Commission File Number – 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                 Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        ;
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                 No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
Not applicable.

Table of Contents

(1)	Press Release, “Dr. Reddy’s to release Q2 FY08 results on October 24, 2007; Earnings call slated for October 24, 6.30 PM IST/9.00 AM EST,” October 18, 2007.

(2)	Press Release, “Dr. Reddy’s Q2 FY08 revenue at Rs 12,670 million; Net income at Rs 2,672,” October 24, 2007.

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Hyderabad, India, October 18, 2007
Dr. Reddy’s to release Q2 FY08 results on October 24, 2007;
Earnings call slated for October 24, 6.30 PM IST/9.00 AM EST
Hyderabad, India, 18th October 2007: Dr. Reddy’s Laboratories (NYSE: RDY) will announce results for the second quarter ended September 30, 2007 on Wednesday, October 24, 2007 after the Board Meeting. The results will be available on the Company’s website www.drreddys.com
Summary of Events

Event	Date and Time (IST)	Medium
Release of financial results	October 24, after the Board Meeting	Email, Media, Company website, Businesswire

Earnings Call	October 24, 6.30 PM IST / 9.00 AM EST	Hosted by the Company (Details below)

Webcast of Earnings Call	October 24, 6.30 PM IST / 9.00 AM EST through October 31, 2007.	URL available on Company’s website, www.drreddys.com

Transcripts of the Earnings call	Available on the Company’s website	URL available on Company’s website, www.drreddys.com
Earnings Call
Following the release, the management of the Company will host an earnings call to discuss the Company’s financial performance.

Date	Timing	Dial-in number
October 24, 2007	India — 6.30 PM US EST — 9.00 AM	Participants from India 022.2781.3043 Stand by — 022.67763743

Participants from:
US - TOLL FREE: 877 209 0463 US/International Toll Number : +1 706 643 0243 Conference ID: 19865215#

Singapore Toll Free Number: 800 101 1350

No password/pin number is necessary to dial in to any of the other calls. As participation in the call is limited, early registration is encouraged. The operator will provide instructions on asking questions before and during the call.
Audio Webcast
The audio webcast of the earnings call will be available to all interested parties at www.drreddys.com. Please visit the web site at least fifteen minutes ahead of the scheduled start time to register and to download and install any necessary audio software. Participants in the webcast can listen to the proceedings, but will not be able to ask questions. The replay will be available 2 hours after the earnings call, through October 31, 2007.
Transcript
The transcript of the earnings call will also be available on the Company’s website.
About Dr Reddy’s
Established in 1984, Dr. Reddy’s (NYSE: RDY) is a vertically integrated, global pharmaceutical company with proven research capabilities and presence across the pharmaceutical value chain. The company manufactures Active Pharmaceutical Ingredients and Finished Dosage forms and market them globally, with a focus on United States, Europe, India and Russia. In addition, the drug discovery arm of the company conducts basic research in the areas of diabetes, cardiovascular, inflammation and bacterial infection. Website: http://www.drreddys.com
Contact
For further information please contact:
Investor Relations: Nikhil Shah (nikhilshah@drreddys.com) or on +91-40-66511532

Press Release

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Hyderabad, India, October 24, 2007
Dr. Reddy’s Q2 FY08 revenue at Rs 12,670 million;
Net income at Rs 2,672 million;
Hyderabad, India, October 24, 2007: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited financial results for the quarter ended September 30, 2007.
•	Growth in revenues at 20% in dollar terms excluding the upsides from authorized generics in Q2 FY07 of Rs 7.8 billion ($196 mn)

•	Q2 FY08 Revenue at Rs 12.7 billion ($319 mn) as against Rs 20 billion ($504 mn) in Q2 FY07

•	Q2 FY08 PBT at Rs 1,422 million ($36 mn) as against Rs 3,531 million ($89 mn) in Q2 FY07

•	Q2 FY08 PAT at Rs 2,672 million ($67 mn) as against Rs 2,798 million ($70 mn) in Q2 FY07

•	Reversal of deferred tax liability related to betapharm results in a benefit of Rs 1.5 billion ($36.5 mn) in Q2 FY08
Q2 FY08 Key highlights
•	Revenues at Rs 12.7 billion ($319 mn) in Q2 FY08 as against Rs 20 billion ($504 mn) in Q2 FY07, representing a decrease of 37%
o	Revenues increase by 4% (in rupee terms) in Q2 FY08 after excluding the upsides from authorized generics in Q2 FY07.
•	Revenues in India (finished dosage) increase by 9% to Rs. 2 billion ($52 mn) in Q2 FY08 from Rs. 1.9 billion ($48 mn) in Q2 FY07 driven by growth in key brands and new product launches.

•	Revenues in Russia (finished dosage) increase by 25% to Rs. 980 million ($25 mn) in Q2 FY08 from Rs. 783 million ($20 mn) in Q2 FY07 driven by growth in key brands as well as contribution from new product launches in FY07.

•	Revenues from North America (finished dosages) increase by 63% to Rs 2 billion ($52 mn) excluding the benefit of upsides from authorized generics in Q2 FY07 of Rs 7.8 billion. Combined revenues from fexofenadine and finasteride at Rs 1.2 billion ($31 mn) during Q2 FY08.

•	Revenues from Germany (betapharm) at Rs. 1.9 billion ($47 mn) in Q2 FY08 as compared to Rs. 2.6 billion ($ 64 mn) in Q2 FY07. The decline in revenues is on account of ongoing supply constraints as well as rupee appreciation against the Euro.
o	As per INSIGHT August 2007, betapharm recorded a combined 28% growth in pharmacy volumes for July and August.

o	Around 20 products transferred out of Salutas including 6 to India; On track to transfer the key products out of Salutas by end of FY08
•	Revenues in the API business increase by 11.5% to Rs 3.2 billion ($82 mn) in Q2 FY08 from Rs 2.9 billion ($73 mn) in Q2 FY07 primarily driven by growth across key markets.

•	Revenues from organic segment of custom pharmaceuticals services business increase by 125% to Rs 528 million ($13 mn) in Q2 FY08 from Rs 234 million ($6 mn) in Q2 FY07.
All figures in millions, except EPS
All dollar figures based on convenience translation rate of 1USD = Rs 39.75

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

	By:	/s/ V. Viswanath

Date: December 5, 2007		Name: V. Viswanath
Title: Company Secretary